Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

NYSE: MGG

Date:	Sept. 21, 2009

Contact:	Paula Farrell
(918) 574-7650
paula.farrell@magellanlp.com

MGG Announces Date to Discontinue Trading if Proposed Simplification Approved

TULSA, Okla. – Magellan Midstream Holdings, L.P. (NYSE: MGG) announced today that assuming a majority ownership is voted in favor of the capital structure simplification and related matters at the special meetings of both MGG and Magellan Midstream Partners, L.P. (NYSE: MMP) unitholders on Fri., Sept. 25, MGG’s common units will discontinue trading on the New York Stock Exchange after market close on that day. If approved at those meetings, completion of the simplification is expected to occur on Sept. 30, 2009, resulting in MGG investors receiving 0.6325 MMP units for each MGG unit held on the exchange date. Fractional units that would have resulted from the exchange will be paid to unitholders in cash.

More details of the simplification can be found in the joint proxy statement/prospectus dated July 21, 2009, which was previously mailed to MGG and MMP unitholders and can be found at www.mgglp.com or www.magellanlp.com.

About Magellan Midstream Holdings, L.P.

Magellan Midstream Holdings, L.P. (NYSE: MGG) is a publicly traded partnership formed to own the general partner interest and 100% of the incentive distribution rights in Magellan Midstream Partners, L.P. (NYSE: MMP), which primarily transports, stores and distributes refined petroleum products. More information is available at http://www.mgglp.com.

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Portions of this document may constitute forward-looking statements as defined by federal law. Although management believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Additional information about issues that could lead to material changes in performance is contained in filings with the Securities and Exchange Commission (SEC) for both partnerships.

MMP and MGG have filed a joint proxy statement/prospectus and other documents with the SEC in relation to the proposed simplification of their capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. A definitive joint proxy statement/prospectus was sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.